Highlights of Consolidated Financial Results
                                   for FY2007
                     (April 1, 2006 through March 31, 2007)

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                                           May 9, 2007




                                                                             (Billion yen; unless otherwise specified)
======================================================================================================================
                                                                                                  FY2008
                                                  FY2006       FY2007                           Forecast
                                                (Apr. 2005   (Apr. 2006                        (Apr. 2007
                                                  through      through            % of change    through   % of change
                                                 Mar. 2006)   Mar. 2007)          from FY2006   Mar. 2008) from FY2007
==============================================  ===========  ================================  =======================
Vehicle sales                                        7,974        8,524                6.9%        8,890       4.3%
(Thousand units)
----------------------------------------------  -----------  --------------------------------  -----------------------
Net revenues                                      21,036.9     23,948.0               13.8%     25,000.0       4.4%
----------------------------------------------  -----------  --------------------------------  -----------------------
Operating income                                   1,878.3      2,238.6               19.2%      2,250.0       0.5%
[Income ratio]                                      [8.9%]       [9.3%]                           [9.0%]
----------------------------------------------  -----------  --------------------------------  -----------------------
Income before income taxes, minority interest      2,087.3      2,382.5               14.1%      2,400.0       0.7%
and equity in earnings of affiliated companies      [9.9%]       [9.9%]                           [9.6%]
[Income ratio]
----------------------------------------------  -----------  --------------------------------  -----------------------
Net income                                         1,372.1     1,644.0                19.8%      1,650.0       0.4%
[Income ratio]                                      [6.5%]      [6.9%]                            [6.6%]
----------------------------------------------  -----------  --------------------------------  -----------------------
Factors contributing to increases and                                 Operating income
decreases in operating income                                           increased by
                                                                     360.3 billion yen
                                                             (Increase)
                                                             Marketing efforts        330.0
                                                             Effects of changes in    290.0
                                                             exchange rates
                                                             Cost reduction efforts   100.0

                                                             (Decrease)
                                                             Increases in expenses   -359.7
---------------------------------------------- ------------  --------------------------------  -----------------------
Exchange rates                                  JPY113/US$              JPY117/US$                  JPY115/US$
                                               JPY138/Euro             JPY150/Euro                 JPY150/Euro
---------------------------------------------- ------------  --------------------------------  -----------------------
Capital expenditure                                1,528.8                 1,482.6                     1,500.0
(excluding leased assets)
---------------------------------------------- ------------  --------------------------------  -----------------------
Depreciation expenses                                891.4                   947.0                     1,020.0
---------------------------------------------- ------------  --------------------------------  -----------------------
R&D expenses                                         812.6                   890.7                      940.0
---------------------------------------------- ------------  --------------------------------  -----------------------
Performance evaluation                                          Increases in net revenues,
                                                                 operating income, income
                                                               before income taxes, minority
                                                              interest and equity in earnings
                                                             of affiliated companies, and net
                                                               income, all reached historic
                                                                          highs.
----------------------------------------------  -----------  --------------------------------  -----------------------
Number of employees                                285,977               299,394
----------------------------------------------  -----------  --------------------------------  -----------------------

Cautionary Statement with Respect to Forward-Looking Statements

              This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and
    (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

              A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.